
02004788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Delaware Bay Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Fifth Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Neiderfer CCO — 212-204-8600 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name — *if individual, state last, first, middle name*)

90 Merrick Avenue	East Meadow	NY	11554
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, T. K. DUGGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE DELAWARE BAY CO., INC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ANDY HUI
Notary Public, State of New York
No. 31-4990413
Qualified in New York County
Certificate filed in Kings County
Commission Expires Dec. 30, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE DELAWARE BAY COMPANY, INC.

Statement of Financial Condition
December 31, 2001

Assets	
Current Assets	
Cash and cash equivalents	$ 531,317
Receivables from brokers	507,536
Receivables from affiliated companies	22,056
Note receivable	59,952
Marketable securities	22,973
Income tax refunds	15,143
Prepaid expenses and other current assets	77,567
	1,236,544
Equipment, Fixtures and Improvements	1,072,791
Less: Accumulated depreciation and amortization	215,700
	857,091
Other Assets	
Artwork	17,802
	$2,111,437
Liabilities and Stockholder's Equity	
Current Liabilities	
Accrued expenses - operations	$ 137,011
Accrued expenses - salaries	191,573
Employee benefits payable	11,148
Deferred income taxes	30,743
	370,475
Stockholder's Equity	
Common stock - no par value - 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	305,200
Retained earnings	1,434,762
	1,740,962
	$2,111,437

See notes to financial statements.



THE DELAWARE BAY COMPANY, INC.

Statement of Income
For the Year Ended December 31, 2001

Revenues	
Commissions	$6,439,539
Fees from securities placement management	1,200,000
Realized gain on firm trading investments	13,240
Unrealized (loss) on firm trading investments	(2,375)
Interest and dividends	40,653
	7,691,057
Expenses	
Salaries and benefits - officer	2,012,253
Salaries and benefits - trading, research and administration	3,412,001
Employee payroll taxes	143,973
Clearing and brokerage charges	90,718
Research and related services	218,846
Regulatory fees and expenses	15,100
Occupancy cost - rent	345,000
Occupancy cost - utilities and taxes	18,972
Office, administrative and other operating	704,194
Insurance	24,305
Professional fees	94,956
	7,080,318
Income Before Depreciation, Amortization and Provision for Income Taxes	610,739
Depreciation and Amortization	177,361
Income Before Provision for Income Taxes	433,378
Provision for Income Taxes	72,012
Net Income	$ 361,366

See notes to financial statements.